SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                           Life Medical Sciences, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   53215M 10 1
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                                 (CUSIP Number)

                                Herbert Moskowitz
                              616 Washington Court
                           Guilderland, New York 12084

                     with a copy to Irwin M. Rosenthal, Esq.
                               Graham & James LLP
                          885 Third Avenue, 21st Floor
                            New York, New York 10022
                                 (212) 848-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 5, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53215M 10 1             SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Herbert Moskowitz
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO(1)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        850,166(2)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            427,000(3)
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               850,166(2)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        427,000(3)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,277,166
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%(4)
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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(1)   Certain of the option repricings and new option grants reflected in this
      Amendment No. 4 were made in lieu of salary, director fees, severance payments and expense reimbursement owing by the Company to the Reporting Person.

(2) Represents 43,687 shares of Common Stock owned by the Reporting Person, 658,262 shares of Common Stock issuable upon exercise of options which are currently exercisable, and an aggregate of 148,217 shares of Common Stock underlying the Company's Class A Warrants and Class B Warrants (including Class B Warrants issuable upon exercise of such Class A Warrants) held by the Reporting Person.

(3) Represents 427,000 shares of Common Stock held of record by Magar Inc., of which the Reporting Person is an officer, director and principal stockholder.

(4) Based on 9,427,562 shares of Common Stock outstanding as reported in the Company's report on Form 10-Q for the fiscal quarter ended June 30, 1999.

ITEM 1. SECURITY AND ISSUER

      Item 1 of the Schedule 13D is amended to read as follows:

      The title of the class of equity securities to which this statement relates is Common Stock, $.001 par value per share (the "Common Stock"), of Life Medical Sciences, Inc. (the "Company"). The address of the principal executive office of the Company is 379 Thornall Street, Edison, New Jersey 08837.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2(c) of the Schedule 13D is hereby amended to read as follows:

      (c) The present principal occupation of the Reporting Person is business manager of the Andrew F. Capoccia Law Centers LLC, located at the address listed in Item 2(b) above.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended to read as follows:

            Grants to the Reporting Person (and/or repricings) of certain options to purchase Common Stock of the Company since the filing of the Amendment No. 3 to the Schedule 13D were made in lieu of salary, director fees, severance payments and expense reimbursement owing from the Company to the Reporting Person:

      In consideration for the grant of an option to purchase 252,322 shares exercisable at a price per share of $0.148, the Reporting Person relinquished his right to severance payments and reimbursement of certain expenses totaling $99,919.51. In consideration for the repricing of an option to purchase 141,160 shares originally exercisable at a price per share of $2.00 and currently exercisable at $1.00 per share, the Reporting Person relinquished his right to salary payments totaling $141,160. In consideration for the grant of an option to purchase 5,940 shares exercisable at a price per share of $0.25, the Reporting Person relinquished his right to payment of director fees totaling $4,000.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) of the Schedule 13D is hereby amended to read as follows:

      (a) See the responses set forth in Items 11 and 13 on page 2 for information relating to beneficial ownership of Common Stock of the Company by the Reporting Person. Of the shares listed therein, 658,262 shares are subject to issuance upon exercise of options granted to the Reporting Person. Such options, which are fully vested and currently exercisable, consist of an option for 100,000 shares exercisable at a per share price of $2.00 which expires on May 28, 2005; an option for 100,000 shares exercisable at a per share price of $1.00 which expires on May 5, 2006; an option for 252,322 shares exercisable at a per share price of $0.148 which expires on May 27, 2006; an option for 141,160 shares exercisable at a per share price of $1.00 which expires on May 26, 2006; an option for 8,840 shares exercisable at a per share price of $2.00 which expires on May 26, 2006; an option for 47,864 shares exercisable at a per share price of $2.00 which expires on May 27, 2006; an option for 2,136 shares exercisable at a per share price of $4.75 which expires on May 27, 2006 and an option for 5,940 shares exercisable at a per share price of $0.25 which expires on June 15, 2006. The shares listed in Items 11 and 13 on page 2 also include an aggregate of 148,217 shares of Common Stock underlying the Company's Class A Warrants and Class B Warrants (including Class B Warrants issuable upon exercise of such Class A Warrants) held by the Reporting Person. The Reporting Person's wife owns an aggregate of 1,433,026 shares of Common Stock, or 15.2% of the outstanding shares. The Reporting Person disclaims beneficial ownership of the shares held by his wife.

      Item 5(b) of the Schedule 13D is hereby amended to read as follows:

      (b) See the responses set forth in Items 7, 8, 9, and 10 on page 2 for information relating to the Reporting Person's power to vote and dispose of the shares of Common Stock. Magar Inc. has its principal place of business at 25 Central Park West, Apartment 213, New York, New York 10023. Magar Inc. is a private investment firm. The officers and directors and principal stockholders of Magar Inc. include the Reporting Person, Irwin M. Rosenthal, an attorney who is a partner in the law firm of Graham & James LLP, 885 Third Avenue, 21st floor, New York, NY 10022, and Martin D. Fife whose present principal occupation, to the knowledge of the Reporting Person, is Chairman of Skysat Corporation, located at 25 Central Park West, Apartment 213, New York, New York 10023. The Reporting Person's wife has sole power to vote and dispose of her shares.

      Item 5(c) of the Schedule 13D is hereby amended to read as follows:

      (c) On May 5, 1999, the Company granted the Reporting Person an option to purchase 100,000 shares exercisable at a per share price of $1.00 which was exercisable immediately upon grant thereof and expires on May 5, 2006. On May 27, 1999, the Company granted the Reporting Person, in lieu of severance payments and reimbursement of certain expenses owing to the Reporting Person totaling $99,919.51, an option to purchase 252,322 shares exercisable at a per share price of $0.148 which was exercisable immediately upon grant thereof and expires on May 27, 2006. On May 27, 1999, the Company canceled an option it had granted to the Reporting Person to purchase 150,000 shares exercisable at a per share price of $2.00 and replaced such option by issuing to the Reporting Person an option to purchase 141,160 shares exercisable at a price per share of $1.00 and an option to purchase 8,840 shares exercisable at a price per share of $2.00, which were both exercisable immediately upon grant thereof and expire on May 27, 2006. A portion of such reissued options were repriced in lieu of salary payments owing to the Reporting Person totaling $141,160. On May 27, 1999, the Company extended the expiration date of options to purchase 47,864 shares and 2,136 shares, exercisable at a price per share of $2.00 and $4.75, respectively, to May 27, 2006. On June 16, 1999, the Company granted an option to the Reporting Person to purchase 5,940 shares exercisable at a per share price of $0.25, which option was granted in lieu of director fees totaling $4,000 owing to the Reporting Person.

      In May 1999, the Reporting Person gifted an aggregate of 17,500 shares of Common Stock to Marilyn Moskowitz. Effective June 1, 1999 and June 30, 1999, the Reporting Person's wife, Marilyn Moskowitz, purchased 52,083 and 1,145,833 shares of Common Stock in a private placement by the Company at a per share price of $.48.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1999


By: /s/ Herbert Moskowitz
    ---------------------------------
    Name: Herbert Moskowitz